UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Crumbs Bake Shop, Inc.

(Name of issuer)

Common Stock, $.0001 par value

(Title of class of securities)

228803102

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 228803102	Page 2 of 10 Pages

(1)	Names of reporting persons Canton Holdings, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 228803102	Page 3 of 10 Pages

(1)	Names of reporting persons Archer Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 228803102	Page 4 of 10 Pages

(1)	Names of reporting persons Archer Capital Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 228803102	Page 5 of 10 Pages

(1)	Names of reporting persons Joshua A. Lobel
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 228803102	Page 6 of 10 Pages

(1)	Names of reporting persons Eric J. Edidin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

Page 7 of 10 Pages

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G originally filed with the Securities and Exchange Commission on May 28, 2010 (the “Schedule 13G”) relates to shares of Common Stock, $.0001 par value (the “Common Stock”), of Crumbs Bake Shop, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Archer Master Fund”), (ii) Archer Capital Management, L.P., a Delaware limited partnership (“Archer”), as the investment manager to Archer Master Fund and certain other private investment vehicles (collectively, the “Funds”), (iii) Canton Holdings, L.L.C., a Delaware limited liability company (“Canton”), as the general partner of Archer, (iv) Joshua A. Lobel, an individual, as a principal of Canton, and (v) Eric J. Edidin, an individual, as a principal of Canton (the persons mentioned in (i)-(v) above are referred to herein as the “Reporting Persons”).

This Amendment is being filed to report that the Reporting Persons no longer own shares of Common Stock of the Issuer and amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Crumbs Bake Shop, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

110 West 40th Street, Suite 2100

New York, NY 10018

Item 2(a)	Name of Person Filing.

(i) Archer Capital Master Fund, L.P. (“Archer Master Fund”), (ii) Archer Capital Management, L.P. (“Archer”), (iii) Canton Holdings, L.L.C. (“Canton”), (iv) Joshua A. Lobel (“Mr. Lobel”) and (v) Eric J. Edidin (“Mr. Edidin”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

570 Lexington Avenue, 40th Floor

New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Archer Master Fund is a Cayman Islands exempted limited partnership. Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $.0001 par value (the “Common Stock”).

Page 8 of 10 Pages

Item 2(e)	CUSIP Number.

228803102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

The Reporting Persons own 0 shares of Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Page 9 of 10 Pages

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Archer Capital Master Fund, L.P. By: Archer Partners GP, L.L.C., its general partner By: Canton GP Holdings, L.L.C., its managing member

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

Archer Capital Management, L.P. By: Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin